United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Microsoft Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Microsoft Corporation

RE: Letter to the Board seeking resignation or removal of Reid Hoffman as a director

This is not a solicitation of authority to vote for any proxy. Please DO NOT send us any proxy cards; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to OPPOSE Mr. Hoffman as a continuing member of the Board of Directors by directly communicating through the corporate secretary’s office.

The following information should not be construed as investment advice.

On July 16, 2024, National Legal and Policy Center (“NLPC”) wrote a letter to the Board of Directors of Microsoft Corporation to urge the resignation or removal of Reid Hoffman from its membership. This followed an earlier similar plea in October 2023. Copies of the text of both letters follows, and we urge our fellow shareholders to likewise notify the board should they share our concerns:

July 16, 2024

Ms. Sandra E. Peterson

Lead Independent Director and Chair, Governance and Nominating Committee

Board of Directors

MSC 123/9999

Microsoft Corporation

One Microsoft Way

Redmond, WA 98052-6399

VIA UPS & EMAIL: askboard@microsoft.com

Dear Ms. Peterson:

We write again to request that you immediately seek the resignation of Reid Hoffman from his directorship on the Board of Microsoft Corporation (“Microsoft” or the “Company”), and that he be removed from consideration as a director candidate for reappointment at the 2024 Annual Shareholders Meeting. Should Mr. Hoffman refuse to voluntarily leave his position, we request that you call a special meeting of the Board of Directors (“Board”) to remove him.

National Legal and Policy Center (“NLPC”) promotes ethics in public life, sponsors the Corporate Integrity Project, and is a shareholder in Microsoft. We sponsored a proposal at the Company’s 2023 annual meeting, and have submitted another one for its 2024 meeting.

We are disturbed by Mr. Hoffman’s reported recent comments – which he has not denied making – about former President Donald Trump, which were reported roughly a day before an assassination attempt against the former president at his campaign rally in Butler, Pa. Mr. Hoffman’s comments appeared to condone political violence against the frontrunner in the 2024 presidential election.

The comments were reportedly made at Allen & Company’s Sun Valley Conference 2024. According to Puck News:1

Peter Thiel sarcastically thanked Reid Hoffman for funding lawsuits against Trump because they had turned him into “a martyr,” increasing his chances of re-election.

From the stage, Hoffman shot back with his own sarcastic quip: “Yeah, I wish I had made him an actual martyr.”

The assassination attempt resulted in the death of Corey Comperatore, a firefighter attending the rally with his family,2 and led to injuries to President Trump and others.

1 Byers, Dylan. “The Thiel-Hoffman Face-off in Sun Valley,” Puck News, July 12, 2024. See https://puck.news/peter-thiel-reid-hoffman-face-off-in-sun-valley/

2 Maher, Kit; Sottile, Zoe. “Man killed at Trump rally identified as firefighter Corey Comperatore, who ‘died a hero’,” CNN, July 14, 2024. See https://www.cnn.com/2024/07/14/politics/corey-comperatore-trump-shooting-victim/index.html

We previously sent the Board a letter (copy attached) on October 6, 2023, which called for Mr. Hoffman’s resignation or removal. Among our concerns at the time – which still remain – was Mr. Hoffman’s extensive relationship with the late pedophile and investor Jeffrey Epstein. The former notoriously provided the latter with introductions and connections to powerful figures in Silicon Valley. Further, Mr. Hoffman visited Mr. Epstein’s New York and Little St. James residencies, where Mr. Epstein was known to catalog child pornography and facilitate sexual relationships with minors for his friends and clients.3

We were also concerned with Mr. Hoffman’s outlandish, intemperate political activities and his controversial public persona. As we detailed in our letter, Mr. Hoffman has always criticized President Trump and supported liberal causes. But he appears to have a weak self-governing mechanism, as his political activities have occasionally gotten him in hot water.4 NLPC warned that his increasingly inflammatory and abrasive tone, and his excesses, would only become more of a liability for Microsoft.

And in our October 2023 letter, we concluded by questioning the Board (in the context of Mr. Hoffman’s ties to Mr. Epstein), “What’s next to be revealed? Is the Company willing to wait and find out the next shoe that drops to see how embarrassing it is?”

The Company ignored our warnings, and now here we are following the assassination attempt of President Trump, only days after Mr. Hoffman – among a sizable crowd of his fellow billionaires – openly wished him dead. This is among the worst of the kind of rhetoric that has been blamed for the vehement and often dangerous political divisions in the United States. Mr. Hoffman clearly thinks it’s a big joke.

Microsoft cannot ignore Mr. Hoffman’s outrageous behavior any longer. In his response to the attempted assassination on Mr. Trump, Mr. Hoffman did not deny the comments he made to Mr. Thiel. Instead, he repeated debunked claims about Mr. Trump,5 blamed him for the tense political climate in the United States, and doubled down on the incendiary rhetoric that contributed to such a climate in the first place. Further, Mr. Hoffman’s top political advisor, Dmitri Mehlhorn, urged reporters to consider that the assassination attack was “staged,” before issuing an apology following vehement blowback to his efforts.

NLPC accepts Mr. Hoffman’s right to make political statements and donations, but his implicit calls for violence are beyond the pale, as well as his previous conduct that we called attention to last October. He shows no remorse. He must resign from Microsoft’s board of directors or be

3 Thaler, Shannon. “LinkedIn billionaire Reid Hoffman visited Jeffrey Epstein’s private island, planned to visit NYC mansion,” New York Post, May 3, 2023. See https://nypost.com/2023/05/03/linkedins-reid-hoffman-visited-jeffrey-epsteins-private-island/

4 Feiner, Lauren. “Reid Hoffman apologizes for funding a group that allegedly spread misinformation in Alabama Senate race,” CNBC, December 26, 2018. See https://www.cnbc.com/2018/12/26/reid-hoffman-apologizes-for-his-role-in-funding-misinformation.html

5 Hay, Gabriel. “Conservatives fume that Trump's 'bloodbath' comment is taken out of context: ‘Deceptive’ headlines,” Fox News, March 17, 2024. See https://www.foxnews.com/media/conservatives-fume-trumps-bloodbath-comment-taken-out-context-deceptive-headlines removed. His continuing presence is a stain on the Company’s reputation, and if allowed to continue, would indicate that the Board condones his conduct.

The Board must seek his removal to prevent further damage to the Company’s reputation, and ultimately its bottom line.

Sincerely,

Luke Perlot

Associate Director,

Corporate Integrity Project

Enclosure: October 6, 2023 letter to Microsoft Board of Directors

BEGIN OCT. 6, 2023 TO MICROSOFT BOARD OF DIRECTORS:

October 6, 2023

Ms. Sandra E. Peterson

Lead Independent Director and Chair, Governance and Nominating Committee

Board of Directors

c/o Hossein Nowbar, Corporate Secretary

MSC 123/9999

Microsoft Corporation

One Microsoft Way

Redmond, WA 98052-6399

VIA UPS & EMAIL: hnowbar@microsoft.com, askboard@microsoft.com

Dear Ms. Peterson:

We write to request that you immediately seek the resignation of Reid Hoffman from his directorship on the Board of Microsoft Corporation (“Microsoft” or the “Company”), and that he be removed from consideration as a director candidate for reappointment at the 2023 Annual Shareholders Meeting. Should Mr. Hoffman refuse to voluntarily leave his position, we request that you call a special meeting of the Board of Directors (“Board”) to remove him.

National Legal and Policy Center (“NLPC”) promotes ethics in public life, sponsors the Corporate Integrity Project, and is a shareholder in Microsoft. We are sponsoring a proposal for the 2023 Annual Shareowners Meeting to produce a report on gender-based compensation/benefits gaps and the Company’s risks associated with those policies.

In recent months and years it has come to light that Mr. Hoffman – in various capacities as a corporate leader, investor, fundraiser, political activist, philanthropist, and private citizen – has conducted himself in a manner that calls into question his judgment, character, and transparency, bringing reputational and material harm to Microsoft.

Following we itemize just a few of many significant areas of concern, based upon credible public reports – many confirmed by Mr. Hoffman himself – that reinforce the view that he should no longer serve on the Company’s Board.

1.Mr. Hoffman’s ties to sex offender Jeffrey Epstein are a significant liability to Microsoft’s reputation.

Mr. Hoffman pursued and sustained relationships, and maintained professional partnerships to benefit mutual interests, with the late convicted pedophile Jeffrey Epstein, long after his disreputable character was established.

Mr. Epstein was sentenced in Florida in June 2008 to eighteen months in prison, and was required to register as a sex offender in jurisdictions he frequented.6 Both during and after release from serving (what most observers considered) an extremely lenient penalty, he continued his jet-setting lifestyle, which included ongoing personal and professional relationships with well-known, wealthy public figures, including Mr. Hoffman. According to several reports based upon lawsuits and publicly released information, Mr. Epstein’s efforts served a dual purpose: to lure these powerful figures into his sex abuse activities for potential blackmailing – many which took place on his private island, Little St. James, in the Virgin Islands – and/or to persuade investors and donors to fund his financial and charitable interests.

Reports indicate that Mr. Hoffman’s initial connections to Mr. Epstein stemmed from his partnership with Joi Ito, former Director of the MIT Media Lab. Wired described Mr. Ito as a “good friend” of Mr. Hoffman,7 and according to Mr. Hoffman’s LinkedIn profile, he served on the Media Lab’s Visiting Committee and Advisory board from July 2014 to December 2021.8 Mr. Hoffman was one of the research laboratory’s most prominent supporters during his tenure, and his contributions included participation in a $27 million fund for AI research.9

6 Lewis, Paul & Swaine, Jon. “Jeffrey Epstein: inside the decade of scandal entangling Prince Andrew,” The Guardian, Jan. 10, 2015. https://www.theguardian.com/world/2015/jan/10/jeffrey-epstein-decade-scandal-prince-andrew.

7 Dreyfuss, Emily. “Reid Hoffman and Joi Ito on Moving Fast But Not Breaking Things.” Wired, Oct.13, 2018. https://www.wired.com/story/wired25-reid-hoffman-joi-ito/.

8 Hoffman, Reid. “Volunteering Experiences.” LinkedIn. https://www.linkedin.com/in/reidhoffman/details/volunteering-experiences/

9 Johnson, Khari. “LinkedIn cofounder Reid Hoffman, Omidyar Network create $27 million fund for AI in the public interest.” VentureBeat, Jan. 10, 2017. https://venturebeat.com/ai/linkedin-cofounder-reid-hoffman-omidyar-network-create-27-million-fund-for-ai-in-the-public-interest/

Mr. Epstein was also a generous sponsor of the Media Lab. Ronan Farrow published an investigative report in The New Yorker10 detailing Mr. Epstein’s connection with the Media Lab:

Dozens of pages of e-mails and other documents obtained by The New Yorker reveal that, although Epstein was listed as “disqualified” in M.I.T.’s official donor database, the Media Lab continued to accept gifts from him, consulted him about the use of the funds, and, by marking his contributions as anonymous, avoided disclosing their full extent, both publicly and within the university. Perhaps most notably, Epstein appeared to serve as an intermediary between the lab and other wealthy donors, soliciting millions of dollars in donations from individuals and organizations, including the technologist and philanthropist Bill Gates and the investor Leon Black…The effort to conceal the lab’s contact with Epstein was so widely known that some staff in the office of the lab’s director, Joi Ito, referred to Epstein as Voldemort or “he who must not be named.”

Mr. Hoffman and Mr. Ito also visited Little St. James island with Mr. Epstein sometime in 2014.11 He acknowledged having made one visit for an MIT “fundraising trip,” but records showed a second scheduled trip. “On the second date,” the Wall Street Journal reported,” [Mr.] Epstein planned to travel with both men from Palm Beach to the island for a weekend and then fly together to Boston.” It is not clear which 2014 trip Mr. Hoffman admitted to taking. Records obtained by the newspaper also show he was scheduled to stay overnight one night in Mr. Epstein’s New York townhouse in December 2014, followed by a “breakfast party” the following morning with Mr. Epstein, Bill Gates and other guests. Mr. Gates has also come under scrutiny over his ties to Mr. Epstein and visits to his island.

According to Axios, Mr. Hoffman and Mr. Epstein both aggressively fundraised for the lab, with Mr. Hoffman also inviting Mr. Epstein to join him at an August 2015 dinner in Silicon Valley that included tech entrepreneurs Elon Musk, Mark Zuckerberg and Peter Thiel.12 In an email to Mr. Thiel, according to the Wall Street Journal, “Hoffman wrote that Epstein was a ‘mostly fun, very interesting guy, you may find him perverse, but very smart on biology, computation, macro econ.’”13

Recognizing the disgrace brought upon MIT following the publication of the 2019 New Yorker story, Mr. Ito resigned, but Mr. Hoffman did not experience equivalent contrition to take similar action. Instead he defended his friend, Mr. Ito,14 and remained on the Media Lab’s advisory board until December 2021, as previously mentioned. A transparency-minded colleague of Mr.

10 Farrow, Ronan. “How an Elite University Research Center Concealed Its Relationship with Jeffrey Epstein.” The New Yorker, Sep. 6, 2019. https://www.newyorker.com/news/news-desk/how-an-elite-university-research-center-concealed-its-relationship-with-jeffrey-epstein

11 Safdar, Khadeeja & Benoit, David. “Jeffrey Epstein Documents, Part 2: Dinners With Lawrence Summers and Movie Screenings With Woody Allen,” Wall Street Journal, May 3, 2023. https://www.wsj.com/articles/jeffrey-epstein-documents-woody-allen-larry-summers-edb3e9b2.

12 Salmon, Felix. “Exclusive: Reid Hoffman apologizes for role in Epstein-linked donations to MIT,” Axios, Sep. 12, 2019. See https://www.axios.com/2019/09/12/reid-hoffman-jeffrey-epstein-mit-donations

13 Benoit, David; Safdar, Khadeeja. “How Jeffrey Epstein Tried to Tap Into Trump’s Circle,” Wall Street Journal, Aug. 30, 2023. See https://www.wsj.com/politics/jeffrey-epstein-trump-associates-ab19d1f0

14 Rogers, Taylor N. “LinkedIn founder Reid Hoffman defended a former MIT official who accepted donations from Jeffrey Epstein.” Business Insider, Sep. 8, 2019. https://www.businessinsider.com/reid-hoffman-defended-mit-joi-ito-over-epstein-donations-2019-9

Hoffman’s, associated with a Media Lab awards program that he sponsored, said of him, “Hoffman basically hid behind bureaucracy and the old ‘ongoing investigation’ excuse. He said it would be complicated to release the correspondence publicly because other names might get dragged in.”

Mr. Hoffman’s extremely poor judgment leaves many unanswered questions. Recognizing Mr. Epstein as “perverse,” how did Mr. Hoffman justify ongoing collaboration with the convicted pedophile, who maintained his own luxury island to traffic underage girls to fulfill the sexual desires of himself and his associates? How could a highly educated, savvy and instinctive tech billionaire agree to visit such a place, with such a person, with such a detestable reputation, unless it was intentional, showing utter disregard for his own image and that of the businesses and organizations with which he is identified?

At best, Mr. Hoffman gave Mr. Epstein access to the upper echelons of science and tech in exchange for donations to the MIT Media Lab, despite Mr. Epstein’s image. In addition, Mr. Hoffman gave Mr. Epstein a platform to restore his image, which Hoffman has admitted: “It gnaws me that, by lending my association, I helped his reputation, and thus delayed justice for his survivors.”15

At worst, Mr. Hoffman’s activities with Mr. Epstein are evidence of more nefarious behavior.

Is this suitable conduct, or even sufficient discernment, that is worthy of a Microsoft Board seat?

2.Mr. Hoffman’s unethical and brazenly outspoken political activism make him unsuitable to serve on Microsoft’s Board.

Mr. Hoffman is also one of the largest sources of funding for secretive, left-wing, political activism organizations. While he has the right to donate to whichever causes he wishes, his connections and funding of controversial – and arguably unethical – tactics are a liability to Microsoft’s reputation, and risk alienating a significant portion of the firm’s customers and shareholders.

Mr. Hoffman co-founded Investing in Us, a left-wing for-profit investment fund that applies a venture capital-like approach to political and social activism.16 The organization was criticized by both sides of the political aisle for contributing to controversial organizations.

15 Thaler, Shannon. “LinkedIn billionaire Reid Hoffman visited Jeffrey Epstein’s private island, planned to visit NYC mansion,” New York Post, May 3, 2023. See https://nypost.com/2023/05/03/linkedins-reid-hoffman-visited-jeffrey-epsteins-private-island/

16 Nguyen, Tina. “The Left’s ‘Capital Arm of the Resistance’: LinkedIn Founder Reid Hoffman Is Spending Hundreds of Millions to Growth-Hack Democracy,” Vanity Fair, Apr. 30, 2019. See https://www.vanityfair.com/news/2019/04/linkedin-founder-reid-hoffman-spends-millions-to-grow-democracy

In 2018, Mr. Hoffman apologized for funding an operation that spread disinformation on social media platforms about Republican senatorial candidate Roy Moore during his campaign in the 2017 special election in Alabama.17 According to the Washington Post:18

Hoffman’s public apology follows news reports on the effort, known as Project Birmingham, which involved the creation of misleading Facebook pages to persuade Alabama conservatives to vote for somebody other than Moore.

One Project Birmingham tactic described in the document claimed backers had created false online evidence that a network of Russian automated accounts, called bots, were supporting Moore. In his statement, Hoffman called this report “the most disturbing aspect” of the disinformation effort.

MotiveAI, another firm credited with “with backing from billionaire LinkedIn chairman Reid Hoffman,” ran ads through associated limited liability companies that featured offensive content and disinformation. According to the Daily Beast:19

A page called Drain the Swamp, which appeared to target Republicans, promoted conspiracy theories that Brett Kavanaugh—then facing a bitter Supreme Court confirmation fight—had helped Bill and Hillary Clinton cover up the murder of a White House aide.

Other Facebook pages with MotiveAI associations made sexist comments about former Congresswoman Tulsi Gabbard and Republican megadonor Rebekah Mercer. One such page called Rep. Gabbard a “C.W.I.L.F.,” which stands for a “Congresswoman I’d like to f—.”

Mr. Hoffman also funded ACRONYM, a liberal dark money group behind Courier Newsroom, which creates progressive websites emulating local news outlets. The organization has been criticized for providing a hyper-partisan take on local news.20 ACRONYM is also known for launching Shadow, Inc., the political technology firm behind the Iowa Democratic caucus vote debacle in 2020.21

Mr. Hoffman also carries an unhealthy fixation on former President Donald Trump and his tens of millions of supporters. For years Mr. Hoffman has been linked with investor Dmitri

17 Lutz, Eric. “LinkedIn Billionaire Distances Himself from Russian-Style Disinformation Campaign,” Vanity Fair, Dec. 27, 2018. See https://www.vanityfair.com/news/2018/12/reid-hoffman-distances-himself-from-alabama-campaign

18 Davis, Aaron; Romm, Tony; Timberg, Craig. “Internet billionaire Reid Hoffman apologizes for funding a group tied to disinformation in Alabama race,” The Washington Post, Dec. 26, 2018. See https://www.washingtonpost.com/technology/2018/12/26/internet-billionaire-reid-hoffman-apologizes-funding-group-behind-disinformation-alabama-race/

19 Markay, Lachlan. “Democratic Ad Firm Accused of Fake News Retools for 2020,” The Daily Beast, Apr. 23, 2019. See https://www.thedailybeast.com/motiveai-a-democratic-ad-firm-accused-of-fake-news-retools-for-2020

20 Thompson, Alex. “Newsroom or PAC? Liberal group muddies online information wars,” Politico, Jul. 14, 2020. See https://www.politico.com/news/2020/07/14/newsroom-pac-liberal-info-wars-356800

21 Massoglia, Anna. “‘Dark money’ networks hide political agendas behind fake news sites,” Open Secrets, May 22, 2022. See https://www.opensecrets.org/news/2020/05/dark-money-networks-fake-news-sites/

Mehlhorn, who is also his chief political advisor and co-founder of Investing in US with him.22 Mr. Mehlhorn told CNBC last year, “Our political philanthropy is focused on weakening the political power of the anti-American Trump-MAGA movement.” He also characterized the former president as a “disease,”23 with Mr. Hoffman himself going a step further and calling him “The Disease President.”24 As the Board undoubtedly knows, President Trump dominates the race for the Republican presidential nomination for 2024, so regardless of anyone’s personal views of the man, to broad-brush a significant portion of the public – and also Microsoft’s customer base – as anti-American, is unbefitting of a Microsoft director.

But it’s not just the “Republican half” of the country that Mr. Hoffman and his close associates disparage either. His millions of dollars in political donations have split his own party as well, in a stated effort to elect “mainstream” Democrats. He has weighed in heavily in opposition to progressive candidates such as Bernie Sanders and so-called “Justice Democrats.” As one example, in response to an inquiry by CNBC, a Justice Democrats spokesman said, “Billionaire Reid Hoffman financing an extreme pro-NRA, anti-union, and anti-choice Democrat in Henry Cuellar’s candidacy in the name of ‘Mainstream Democrats’ is disgraceful.”

Mr. Hoffman even stooped to juvenile levels in his blinding obsession against President Trump. During the 2016 campaign he created “Trumped Up Cards,” a satirical multi-player game. He promoted it on his personal Medium page as “The World’s Biggest Deck.”25

Taking his nasty political tactics several steps further, reports showed Mr. Hoffman donated heavily to a nonprofit organization that contributed $620,000 to a legal defense fund for Fusion GPS, the opposition research firm that created the debunked Steele dossier behind the Russian investigation hoax of the Trump administration.26 Through yet another nonprofit (or possibly the same one), Mr. Hoffman has secretly paid the legal bills for Trump accuser E. Jean Carroll, who sued him for defamation over her allegations of rape against him.27 A New York judge and jury found against the former president, and the case is being appealed.28

3.Mr. Hoffman’s political and business management views are hypocritical in light of Microsoft’s objectives, making him unsuitable for the board.

22 Schwartz, Brian. “LinkedIn co-founder Hoffman hopes to get more Democrats elected to Congress this fall by beating some in the primaries,” CNBC, June 28, 2022. See https://www.cnbc.com/2022/06/28/linkedins-hoffman-spending-to-elect-more-mainstream-democrats-to-congress.html.

23 “Dmitri Mehlhorn: The Man Financing a Political Counterrevolution,” The Intercept, May 6, 2023. See https://theintercept.com/2023/05/06/deconstructed-dmitri-mehlhorn-democratic-party/.

24 Hoffman, Reid. “The Disease President,” Medium.com, Aug. 7, 2020. See https://reid.medium.com/the-disease-president-4c7567e829c6.

25 Hoffman, Reid. “Playing Trumped Up Cards: The World’s Biggest Deck*,” Medium.com, Sept. 14, 2016. See https://reid.medium.com/playing-trumped-up-cards-the-worlds-biggest-deck-74ff3f850e9c.

26 Ross, Chuck. “Tech Billionaire Who Bankrolled Numerous Disinformation Projects Linked To $620,000 Donation To Fusion GPS’s Legal Fund,” Daily Caller, Dec. 21, 2020. See https://dailycaller.com/2020/12/21/fusion-gps-reid-hoffman-dossier/.

27 Ross, Chuck. “Dem Megadonor Secretly Funds Rape Lawsuit Against Donald Trump,” Washington Free Beacon, April 14, 2023. See https://freebeacon.com/democrats/dem-megadonor-secretly-funds-rape-lawsuit-against-donald-trump/.

28 Pollak, Joel B. “Anti-Trump Judge Rules for E. Jean Carroll in Defamation Claim,” Breitbart.com, Sept. 6, 2023. See https://www.breitbart.com/politics/2023/09/06/anti-trump-judge-rules-for-e-jean-carroll-in-defamation-claim/.

Mr. Hoffman has published his political opinions in different forums, including his own page on LinkedIn. For a man of his wealth, experience and intellect, however, he demonstrates a surprising lack of logical consistency in his views.

As one example, in April 2021 he published a commentary about “protecting voting rights,”29 which largely addressed the notorious election integrity law in Georgia that was passed, but was demonized by the political left (including President Biden) as “voter suppression” and “Jim Crow 2.0.” Among his arguments, Mr. Hoffman complained that such laws as the Peach State’s “[reduced] drop boxes and mobile polling places; [imposed] new bureaucratic burdens on absentee voters; and even makes it a crime for people who aren’t poll workers to provide ‘food and drink’ to voters within 150 feet of a polling place.” Omitted from Mr. Hoffman’s grievances were facts about past abuses of such practices: unmonitored drop boxes where individuals stuffed multiple ballots; lack of voter ID and other measures to confirm identities of absentee voters; and the corruptibility of “buying” votes by giving away items of value.

These points, of course, are all worthy of debate and a Microsoft director need not be expected to toe one side or the other. But a reasoned, experienced businessman should at least express an understanding that there are rational alternate perspectives. But rather than recognize that, Mr. Hoffman chooses to demonize opponents on the issue. In doing so he presented a business analogy to voting access:

As business leaders, we strive to make the products and services our companies create as useful and accessible as we can. We want our customers to use them. We want to broaden our customer bases. Similarly, in a democracy like ours, we should strive to create more civic participation and an increasingly engaged electorate.

Mr. Hoffman might be more believable if he was equally critical of the social media product he co-founded: LinkedIn. However, it appears he only supports “civic participation” and “engaged” customers on the platform if they agree with his politics.

Following are just a few examples of LinkedIn’s censorship:

•Refused to publish a piece written by a Harvard epidemiologist who defended health care workers who declined the COVID shot because they had acquired natural immunity to the virus30

29 Hoffman, Reid. “Protecting Voting Rights: Good for America, Good for American Business,” LinkedIn, April 14, 2021. See https://www.linkedin.com/pulse/protecting-voting-rights-good-america-american-business-reid-hoffman/.

30 “Harvard Epidemiologist Censored by LinkedIn for Defending Healthcare Jobs,” Brownstone Institute, Oct. 4, 2021. See https://brownstone.org/articles/harvard-epidemiologist-censored-by-linkedin-for-defending-healthcare-jobs/.

•Locked presidential candidate Vivek Ramaswamy was locked out of his account after posting about President Biden’s relationship with China and about his climate change policies31

•“[Blocked] profiles from being viewed inside China if they mention politically sensitive topics such as the Tiananmen Square massacre”32

Simple Internet searches reveal countless other examples of historical LinkedIn censorship, many of which include frustrating experiences by users who cannot get straight answers about the removal of their content, or about denial of access to their accounts.33

Mr. Hoffman, a director of LinkedIn parent Microsoft, could easily advocate for the website to remain open to all for reasoned political debate, but there is no evidence that he does. In fact, his own history indicates that he encourages such snubs. As a self-styled expert on venture capital-funded startups, upon which his co-authored advice book Blitzscaling has been turned into a Stanford University course, Mr. Hoffman recommends one counterintuitive business practice for an alleged path to success: “Ignore your customers.”34

Is this an image that Microsoft wishes to project?

Conclusion

While the National Legal and Policy Center respects Mr. Hoffman’s right to make political donations, as Microsoft shareholders, we believe his partisan political activities damage the firm’s reputation. In addition, Mr. Hoffman’s political activism, and affiliation with controversial and unethical organizations, risk alienating a significant portion of the firm’s customer base, which could be offended by Mr. Hoffman’s political activities. He often adopts a caustic and vindictive approach which is unbecoming of a signature representative of the Company, not to mention as the iconic co-founder of one of its top products. Respectfulness and tone matter.

Even worse, Mr. Hoffman’s connections with Mr. Epstein present a significant liability to Microsoft’s brand. Despite his attempts to distance himself from the renowned convicted pedophile, investigative reports continue to implicate Mr. Hoffman in the furtherance of Mr. Epstein’s social capital. What’s next to be revealed? Is the Company willing to wait and find out the next shoe that drops to see how embarrassing it is?

Mr. Hoffman made his billions of dollars years ago from the success of LinkedIn, and then the sale of it to Microsoft. He is not entitled to a board seat. He clearly finds it more important to

31 Sellers, Ben. “GOP Presidential Candidate Censored by LinkedIn for Criticizing China, Climate Policies,” HeadlineUSA.com, May 25, 2023. See https://headlineusa.com/gop-candidate-censored-linkedin/.

32 Davidson, Helen. “LinkedIn blocks profiles from view in China if sensitive topics mentioned,” The Guardian, June 18, 2021. See https://www.theguardian.com/world/2021/jun/18/linkedin-blocks-profiles-from-view-in-china-if-sensitive-topics-mentioned.

33 Nedumparambill, Aaron. “LinkedIn Kicked Me Out, Without Really Telling Me Why,” Vice.com, March 18, 2021. See https://www.vice.com/en/article/dy8m9z/linkedin-social-media-ban-censorship.

34 Reid Hoffman on Twitter, Dec. 13, 2018. See https://twitter.com/reidhoffman/status/1073263554281623553.

articulate his virulent political views, and to achieve his goals through dishonorable means, than to preserve the reputation of Microsoft.

Therefore, it is time for the Board to remove Mr. Hoffman to prevent further damage to the Company’s reputation.

Sincerely,

Paul Chesser

Director, Corporate Integrity Project

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For questions regarding Microsoft Corporation – National Legal and Policy Center’s opposition to Reid Hoffman’s ongoing role as a Company Director, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org, or associate director Luke Perlot at lperlot@nlpc.org.